UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

 (Title of Class of Securities)

80862K104

(CUSIP Number)

Mr. Lanchu Liu
C203, Lufthansa Building, No. 50 Liangmaqiao,
Beijing, 100125, People’s Republic of China
Phone: +86 10 6410-5343

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to

Paul Strecker, Esq.
Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark, 15 Queen’s Road Central
Hong Kong
Phone: +852 2978-8000

November 14, 2016

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80862K104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dragon Alpha LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,888
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.017%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

*Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jade Park Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,888
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.017%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lanchu Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,888
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.017%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

Introductory Note

This amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 1 is being filed jointly by Dragon Alpha LP (“Dragon Alpha”), Jade Park Investments Limited (“Jade Park”) and Mr. Lanchu Liu (“Mr. Liu”, and together with Dragon Alpha and Jade Park, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of February 22, 2016, filed with the Schedule 13D (as defined below) as Exhibit 1 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on February 22, 2016 (the “Schedule 13D”), on behalf of the Reporting Persons with the SEC. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

The members of the Consortium (as defined in Item 4 below) anticipate that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$546 million will be expended in acquiring all of the outstanding share capital of the Issuer not already owned by the Consortium.

It is anticipated that the funding for the Acquisition (as defined in Item 4 below) will be provided by a combination of debt and equity capital. Equity financing will be provided by certain members of the Consortium in the form of cash and through the rollover of existing equity interests in the Issuer held by certain members of the Consortium. Debt financing will be provided by third party financial institutions.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 14, 2016, GL Management and its affiliates and ABG Management Limited and its affiliates, on behalf the consortium formed pursuant to the Consortium Agreement (the “Consortium”) filed as Exhibit 2 to the Schedule 13D, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer for the acquisition of all of the outstanding share capital of the Issuer not already owned by the Consortium at US$11.18 per share of Common Stock in cash (the “Acquisition”). The Consortium intends to finance the Acquisition through a combination of debt and equity financing.

The Consortium indicated in the Proposal that it is prepared to expeditiously negotiate and finalize the terms of the Acquisition in definitive agreements. The Proposal also provided that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the Acquisition unless and until definitive agreements have been executed.

If the Acquisition is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The summary of the Proposal in this Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Proposal under Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

3	Proposal from GL Capital Management GP Limited and ABG Management Limited on behalf of the Consortium to the Issuer’s board of directors dated as of November 14, 2016.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2016

Dragon Alpha LP By: Jade Park Investments Limited, its General Partner

By:	/s/ Lanchu Liu
	Name:	Lanchu Liu
	Title:	Director

Jade Park Investments Limited

By:	/s/ Lanchu Liu
	Name:	Lanchu Liu
	Title:	Director

Mr. Lanchu Liu

/s/ Lanchu Liu